EXHIBIT 17.1

Joseph L. Havlin

8324 127thPlace SE

Newcastle, WA 98056 USA

15 December 2016

Mr. Kee Yuen Choi,

President and CEO

eBullion, Inc.

Dear M. Choi,

With this letter, I hereby submit my resignation as Director of eBullion, Inc., effective as of 15 December 2016.

I am grateful for the opportunity to serve you as Director of EBML for the past 4 years and offer my best wishes for its continued success.

Yours sincerely,

/s/ Joseph L. Halvin

Joseph L. Halvin